

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2013

Via E-mail
David R. Mathers
Chief Financial Officer
Credit Suisse Group AG
Paradeplatz 8, CH 8001
Zurich, Switzerland

>   **Re: Credit Suisse Group AG**
>   **Form 20-F for Fiscal Year Ended December 31, 2011**
>   **Filed March 23, 2012**
>   **Form 6-K Filed May 8, 2012**
>   **Response dated August 23, 2012**
>   **File No. 001-15244**

Dear Mr. Mathers:

We have reviewed your response dated August 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

General

1.   The legality opinions referenced in your response to prior comment 1 contain several inappropriate assumptions in the fifth paragraph. Please have counsel remove those assumptions that are not customary assumptions about the trustee's authorization, execution and delivery of the indenture. Please note that without the assumptions currently contained in the opinions, counsel will be unable to limit the opinions to laws of the State of New York. See Sections II.B.1.e and II.B.2 of Staff Legal Bulletin No. 19 for guidance.

Form 20-F for Fiscal Year Ended December 31, 2011

Recent regulatory developments and proposals

Switzerland

2.   Regarding your response to prior comment 4, we note that while your Forms 6-K filed on July 18, 2012 and July 24, 2012 indicate that your capital plans will address the 2012 SNB Financial Stability Report, you have not addressed the issues or recommendations contained in that report. Please provide disclosure in future filings that summarizes the material components of the report's findings related to your capital position.

Risk management

Market risk - VaR

3.   Refer to your response to prior comment 8. Please revise your future filings to disclose how you determine that your Regulatory Value at Risk ("VaR") model is statistically valid despite the lack of backtesting exceptions during the periods presented. To the extent that your conclusion regarding the statistically-based effectiveness of your Regulatory VaR model is based upon other validation procedures that you perform or other factors specific to your VaR model, disclose those validation procedures and/or other factors.

Credit risk

Selected European credit risk exposures

4.   Refer to your response to prior comment 9. Please further expand your disclosure in future filings regarding your European credit risk exposures by addressing the following:

- Disclose the nature of the scenario analysis and any stress testing that you conduct related to your direct and indirect exposures to certain countries, including the significant parameters of your scenario analysis and stress testing.

- Address the extent to which you evaluate the potential and implications of one or more countries exiting the Eurozone within your scenario analysis and stress tests.

- Discuss the most significant implications of your indirect exposure, and to the extent that redenomination and revaluation risk are considered in your analysis and stress tests, disclose how you consider the implications of that risk.

5.   Refer to your response to prior comment 10, and please revise your disclosure in future filings to address the following:

- You state that credit default swaps ("CDS") included in the tabular disclosure under the heading "Risk mitigation" are presented on a net notional basis. Please clarify your definition of net notional basis. In this regard, clarify whether net notional amounts reflect the notional amount of CDS protection purchased less the notional amount of CDS protection sold by origin of the issuer, whether it represents the notional amount of your net CDS positions less margin received, or whether it is calculated in some other fashion. Also, clarify how you define the term "fully margined," as used in your response.

- Your response indicates that while it may be theoretically possible to provide the fair value associated with these trades, you do not believe it would add incremental value to the reader. We believe that the disclosure of CDS fair values would provide beneficial information to readers and such fair values should be readily available given that CDS derivative contracts are required to be reported at fair value in your financial statements. Accordingly, please provide additional disclosure to supplement your current presentation to show both the notional amounts and fair values of CDS protection purchased and sold by selected European country.

- Clarify why certain CDS positions are included within Inventory and other positions are included within the Risk mitigation column. Also, explain why those CDS positions are presented on a different measurement basis (i.e., net market value vs. net notional).

- Clarify how counterparty credit risk related to your CDS positions and other hedges is reflected in your table. For example, are these amounts reflected in either your Gross credit risk exposure or Inventory columns?

- Clarify whether you have included any indexed or tranched purchased credit derivatives in your table, and if so, disclose that fact. In addition, quantify the amount of this protection and disclose how the amounts are reflected in your table amongst the different countries and counterparties.

Consolidated Financial Statements — Credit Suisse Group

Notes to the consolidated financial statements

Note 26 – Tax

6.   Refer to your response to prior comment 16. Please provide us with a draft of your proposed disclosure, and confirm that you will include these revised disclosures in quarterly reports filed on Form 6-K in addition to your next Form 20-F.

Note 28 – Related parties

7.   We note your response to prior comment 17. Please advise as to whether any loans to members of the Executive Board and the Board of Directors to which Instruction 2 to Item 7.B of Form 20-F did not apply were outstanding as of December 31, 2011.

8.   We note your response to prior comment 18 and your proposal to file the agreements as exhibits to your Form 20-F for the fiscal year ended December 31, 2012. The agreements should have been filed as exhibits to prior filings; therefore, we do not believe filing them in your next Form 20-F is sufficient. Please file the agreements by amending your most recent Form 20-F or by filing a Form 6-K as soon as practicable.

Note 31 – Guarantees and commitments

Residential mortgage loans sold – outstanding repurchase claims

9.   Refer to your response to prior comment 20. Please revise your disclosure in future filings to state, if true, that you are unable to estimate reasonably possible losses related to U.S. government-sponsored enterprise ("GSE"), private investor, and non-agency securitization repurchase claims in excess of the amounts accrued because you have limited reliable information about the status of such loans following your sale of those loans. Additionally, to the extent that you believe you are unable to estimate reasonably possible losses in excess of the amounts accrued because you do not have a robust history of resolving repurchase claims from either private investors or non-agency securitization trusts, please disclose that fact as well.

Note 33 – Financial Instruments

Gains and losses on financial instruments

10.   We acknowledge your response to prior comment 21 regarding the disclosure requirements of ASC Topic 825. However, we refer you to our prior comment requesting additional disclosure within your Operating Results section of future filings. Specifically, please refer to Item 5.A of Form 20-F that requires disclosure of any

significant component of revenue or expenses necessary to understand your results of operations, and to Item 5.D of Form 20-F that requires disclosure of known trends and uncertainties that are reasonably likely to have a material effect on your revenues, income from continuing operations, or profitability, or would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

11.   In addition, we acknowledge your statement in response to prior comment 21 that the additional quantification we requested is not a data attribute that is captured within your accounting records. We are unclear as to why you are not able to provide the level of quantification that we requested given that these data attributes (e.g., foreign currency exchange rates, interest rates, and/or movements in the reference price or index for structured notes) appear to be integral to your determination of the fair value of these structured products as well as for your risk management activities for these products. Further, we continue to believe that more transparent and granular disclosure of your structured product activities is useful to investors. Accordingly, please address the following:

- Tell us in detail the extent to which you capture these values by product or by risk as part of your risk management or other activities that are outside of your accounting systems.

- Identify the systems in place by which you are able to evaluate, monitor, or track the key characteristics of your structured debt and the impact of these characteristics on their valuation.

- Please further consider these available mechanisms for purposes of providing the additional disclosures requested in prior comment 21 in your future filings and provide us with your proposed disclosures.

- To the extent that all available mechanisms do not provide you with sufficient data to provide sufficiently transparent and granular disclosure of such activities, disclose that fact, provide additional disclosure based on what data attributes are currently available to you, and confirm that you will initiate appropriate tracking mechanisms in order to provide the requested disclosure in future filings. Please provide us with your proposed disclosure to address each of these points.

Appendix

Risk Factors

12.   With respect to prior comments 24-27, please provide us with your proposed risk factor disclosures.

Form 6-K filed May 8, 2012

Exhibit 99

Risk Management

PAF2 transaction

13.   Refer to your response to prior comment 28, and please confirm that you will include the revised disclosures in future quarterly reports filed on Form 6-K in addition to your next Form 20-F. In addition, please revise your disclosure in future filings as follows.

   •   Quantify the amounts recognized in your financial statements related to this transaction, including the fair value of the 2011 Partner Asset Facility ("PAF2") units, the fair value of the CDS, and the carrying amount of the credit support facility guarantee, and clarify where these amounts are recorded in your financial statements.

   •   Clarify that this transaction was structured primarily for regulatory capital purposes.

14.   Please advise us as follows with respect to the mezzanine layer of this transaction (i.e., the PAF2 awards) and revise your disclosures in future filings accordingly:

   •   Clarify whether you have elected the fair value option for the PAF2 units and if not, how you evaluated the embedded derivative for bifurcation.

   •   Clarify whether you have applied a liquidity discount in your valuation of these awards given that they do not appear to be transferrable and have a stated maturity of four years with a potential five year extension.

   •   Provide a more robust discussion of how your valuation model for these awards captures the counterparty credit risk of the referenced derivative portfolio. In this regard, specifically explain how you estimate the credit spreads of the various counterparties and how these spreads are used within the broader valuation model for the referenced portfolio. As appropriate, explain how the counterparty spread is used to estimate a discount rate and discount the cash flows within the model.

15.   Please provide us with the following additional information with respect to the senior layer of this transaction:

   •   Tell us whether the third-party entity providing credit protection would have been able to enter into a similar credit support agreement with an unrelated third-party at a similar cost and if so explain why the entity did not do so.

- Tell us more about the nature of the third-party entity. For example, clarify whether it is a substantive business with operations and the ability to perform under the CDS absent the credit support facility.

- Provide an example illustration of how the credit support agreement interacts with any amounts due to you under the CDS. For example, assume that you are owed a payment under the CDS and the counterparty to the CDS funds the payment owed to you under the credit support facility. As part of your response, please clarify how you would be reimbursed under this arrangement, as it is unclear from your disclosure what is meant by the statement that the funded amount may be settled by the assignment of the rights and obligations of the CDS to you, when you were already owed the amount under the CDS.

- Tell us how determined the level of loss protection necessary under the CDS. For example, you state that net of the credit support facility, the loss protection under the CDS is limited to the excess of the CDS notional amount over the notional amount of the Facility, which is $25 million. You also state that one of the business purposes for the transaction is that credit loss protection provided by the counterparty results in a third-party absorbing the first $25 million of incremental losses borne on the senior layer after the depletion of the equity and mezzanine layers. Clarify whether this means you are only getting the regulatory capital benefit on the net $25 million.

- Tell us, in quantitative terms, the regulatory capital benefit of this aspect of the transaction.

- Quantify the difference between the fair value of the CDS and the liability recognized for the credit support facility at March 31, 2012 and September 30, 2012.

Notes to the condensed consolidated financial statements – unaudited

Note 26 – Financial instruments

Debt securities

CMBS, RMBS and CDO securities

16. Refer to your response to prior comment 31. Please revise your disclosure in future filings to incorporate the information provided in your response with respect to your level 3 valuations of these securities. In this regard, clarify that your "price" input refers to comparable prices rather than prices or quotes from third-party pricing services, discuss your use of discounted cash flow models (and the underlying assumptions) to corroborate your estimated fair values, and more clearly label your "internal rate of return" as an estimate of the rate of return that a market participant would use. Please provide us with a draft of your proposed disclosures.

Derivatives

Equity and Index-related derivatives

17. Refer to your response to prior comment 32, and please provide us with proposed disclosure to be included in future filings related to that comment. In this regard, please ensure that your revised sensitivity disclosures are provided in a sufficient level of detail (e.g., a separate sensitivity discussion for each type of instrument) such that there is directional consistency among the changes in unobservable inputs and the fair value of the related instruments. In addition, to the extent that the directional impact of fair value changes would differ depending on whether your derivative instruments are in a net asset or net liability position, please clearly disclose this fact.

Quantitative information about level 3 assets at fair value

18. Refer to your response to prior comment 34 where you state that your systems predominantly capture prices as the valuation input for such transactions and that while you may in certain cases imply the yield on such instruments from the price, you do so only for analytic purposes. Please confirm whether you are calculating an implied yield from comparable financial instrument prices and then (1) adjusting the yield for items specific to your position (e.g., seniority & maturity) and (2) using the adjusted yield to derive a price or value for your level 3 instruments using a cash flow model. If not, explain to us and provide an example illustrating how you utilize comparable prices in order to derive a fair value for a specific level 3 instrument and what adjustments are made to the comparable price in order to derive the level 3 fair value measurement. Also, provide us with proposed disclosure to include in future filings to clarify your valuation methodology when you utilize comparable prices.

19. We acknowledge your response to prior comment 37. However, we also note that in some cases, you have provided wide ranges of significant unobservable inputs that limit the meaningfulness of such disclosure. For example, in your 3Q12 Financial Report, you disclose a range of 0-90% for loss severity of commercial mortgage-backed securities ("CMBS") and 2-110% for volatility of equity/index-linked derivative products. In cases where you have provided wide ranges, please revise your disclosure in future filings to include a qualitative discussion of the unobservable input range. The qualitative discussion should address the underlying reason that the input range is wide, and any other information that explains the range to facilitate an understanding of your views about individual inputs as well as changes in your views about particular unobservable inputs over time. Refer to BC86 of ASU No. 2011-04. In this regard, consider disclosing the following:

- Drivers of dispersion within the range, such as a particular position or instrument type; and

- Data point concentrations within the range.

You may contact Staci Shannon at (202) 551-3374 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director